Filed by Liberty Media Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No.: 001 - 33982

Excerpts from the Transcript of the

Liberty Media Corporation 2010 Annual Meeting of Shareholders

held on June 24, 2010

QUESTION AND ANSWER

Unidentified Audience Member

Thank you I have some questions about structure that I am trying to understand what these new changes that you are creating —

Unidentified Participant

I think it’s every time you ask that question ma’am —

Unidentified Audience Member

— I do this every time. Okay, Starz is being separated out again with a new person in charge.

Greg Maffei  — Liberty Media Corporation - President, CEO

No, not exactly.

John Malone  — Liberty Media Corporation - Chairman

. .. . So in this process that was announced a couple of days ago the principal change that will take place is Liberty Interactive will become a real company not a fictional company. And it will cease to cross guarantee its liabilities with the other two tracking stock companies. That is the principal thing that has happened.

So that implicit guarantee, or explicit guarantee in effect that while we are all living together in the same house we basically all owe the mortgage. Even though we have agreed amongst ourselves that you pay the mortgage payments, we are still on the hook as we sit today. Once this takes place that’s the principal thing that gets severed from a conceptual point of view.

Now, Greg can get into the reasons why this is an important thing to do. And part of the continuing progress of helping our shareholders realize value in the business is in helping the businesses that we are in grow and focus on their businesses.

Unidentified Audience Member

Okay let me ask — because let me just clarify slightly different from what I grasped. I understand Liberty Interactive is spinning-off like —

John Malone  — Liberty Media Corporation - Chairman

Actually —

Greg Maffei  — Liberty Media Corporation - President, CEO

Technically, we are spinning-off the other two from Liberty Interactive. It has the same effect, but there is a technical matter.

Unidentified Audience Member

Okay. What I thought Liberty Starz was — so Liberty Starz is still going to be sitting under Liberty Media?

Greg Maffei  — Liberty Media Corporation - President, CEO

Now you noted we have a new CEO for Starz.

Unidentified Audience Member

Yes.

Greg Maffei  — Liberty Media Corporation - President, CEO

And that (inaudible) beginning in January with Chris Albrecht who used to run HBO, is now running Starz. We are very excited about Chris and what he can do to help us build the source business particularly around original programming, around what it’s niche will be in the long-term. Pay channels are evolving, movies (inaudible) Chris is very aware of all these things and we have a lot of excitement around what he can do with Starz. I think the industry has a lot of excitement about that.

But that doesn’t affect — that’s about the operating business — I think he will do great. But, that doesn’t affect Liberty Starz — the tracking stock. We hope that ultimately affects the stock price through good performance, but it doesn’t affect the structure in any way.

John Malone  — Liberty Media Corporation - Chairman

Now there is one, Sports Interactive that is still sitting with Starz.

Greg Maffei  — Liberty Media Corporation - President, CEO

We have a small business that probably should’ve gone with DIRECTV — fit better. It’s online sports business, it’s about — it’s a very small business that, frankly, should probably fit better with DIRECTV and the merger should probably gone with them, but candidly they weren’t going to pay us anything, so we kept it.

John Malone  — Liberty Media Corporation - Chairman

There was a much better financial deal for us to keep it than to give it to them for nothing.

Greg Maffei  — Liberty Media Corporation - President, CEO

Say take it, then we will pay you nothing or you can keep it. And we said, okay we will keep it. Even though in our judgment it probably would have fit strategically — operationally fit better with what they have going on in sports — the regional sports networks, what they do with fantasy, a lot of things, so be it. Albeit they didn’t do it, now we have it. It’s a small business — I mean it’s tiny. Not material to the overall even Starz level.

John Malone  — Liberty Media Corporation - Chairman

It has more tax implications than it does value implications.

Unidentified Audience Member

Okay.

Greg Maffei  — Liberty Media Corporation - President, CEO

What John is referring to is it has a very high tax basis relative to what it’s actually worth.

Unidentified Audience Member

Yes.

Greg Maffei  — Liberty Media Corporation - President, CEO

So we may somewhere down the road trigger — why we found it attractive — if the business is successful, great. If it’s not successful we can trigger a large tax loss. We have lots of embedded taxable gains that would offset that.

Unidentified Audience Member

Now Liberty Interactive, has better that already begun or when does that begin?

John Malone  — Liberty Media Corporation - Chairman

That process — the Board of Directors, as we announced Monday has approved a plan to proceed with that but there are many details still to be worked. Primarily around — probably our biggest is in terms of deciding is how we handle one tranche of debt that was issued by Liberty Media, the actual corporation as John knows put aside the fiction of the tracking stocks. The actual corporation with Liberty Media LLC as an indenture — all our debt is issued by that.

So it must — all that is going to go with Liberty Interactive from a legal perspective. We had previously attributed that debt, the liability, to Liberty Capital. So, you can’t send Liberty Capital out with that debt because technically the issuer is Liberty Media LLC.

So, we need to either offer the bondholders an opportunity to move over to Liberty Media — to Liberty Capital and they can choose; we can’t force them. Or, to agree they don’t move and there are other variations in between, we need to compensate Liberty Interactive before taking the debt on. Because it has already than a liability to Liberty Capital in a tracking stock and it’s attributed to Liberty Capital, but not actually issued by Liberty Capital.

So, whatever degree gets left behind — roughly it’s about, I think 1.1 billion of this stuff, Liberty Capital is going to owe Liberty Interactive 1.1 billion, one way or another to compensate. Or, it is going to have to take the debt on — one of the two. Or, it can reallocate the assets back to Liberty Interactive that underlie the debt. So, there is lots of options here. And the tax and legal departments and the accounting department are all wrangling over what they advise the Board is the best way to resolve this open issue.

Greg Maffei  — Liberty Media Corporation - President, CEO

So, that is one open issue. But then as a practical matter to complete this split off that the Board has only approved the plan of, there will need to be a final plan which incorporates details like that. Will need to have the IRS approved it. We will need to have an SEC document out there that gets voted on by the shareholders, and the shareholders approve it. There will be regulatory changes around licenses with the SEC. So it is a long process that say maybe Q4 of this year, maybe Q1 of next year.

Unidentified Audience Member

Thank you very much.

Unidentified Audience

If the economy does double dip again, (inaudible) you have already got that $500 million fund it is hard to see that instant gratification (inaudible) happening again. But can you talk about the three new entities that you have, and what you (inaudible) you feel you might have for M&A? I know you look at everything even at some of the wounded dogs like MGM. But is it possible (inaudible) could engage in significant activity, or will most of the fun stuff still be concentrated at Liberty Capital?

Greg Maffei  — Liberty Media Corporation - President, CEO

I think if you look at the three entities, LINTA has a great long-term capital structure and it will generate a lot of free cash flow. But it has the lowest amount of [current] cash flow and liquidity and it also has the most business focus. So, it is unlikely it will have a big happy hunting ground, look at a lot of things.

John Malone  — Liberty Media Corporation - Chairman

Other than the monetization of some non-strategic investments.

Greg Maffei  — Liberty Media Corporation - President, CEO

Which could generate cash flow.

John Malone  — Liberty Media Corporation - Chairman

So it has about $2 billion of non-strategic assets, that it could monetize if it sees an opportunity that it prefers.

Greg Maffei  — Liberty Media Corporation - President, CEO

But I think it’s not going to be out there looking at the MGM opportunities or the next Sirius. It’s more likely that it does something it will be around e-commerce where it’s had some acquisitions around opening — continuing investment of QVC business both domestically or internationally. We are opening in Italy in October/November. And also potentially looking at — we have a good-sized ownership position in HSN.

Could that increase over time? No current plans. And frankly, given the price I would rather buy back more of Liberty Interactive stock. But those are the three or four areas I think Liberty Interactive would do. The other two companies have a lot of liquidity relative to their capital sizes. Liberty Capital has a lot of cash and Liberty Starz has a lot of borrowing power as well as cash.

So I think both of them are more likely to have freedom of thinking about broader things just because they have less focused businesses. And particularly, capital has the less focused business. We really have a good-sized investment in Sirius, a good size investment in Live Nation and then a whole lot of other cats and dogs that probably over time we seek liquidity on, and are not part of the longer-term capital structure. So, it’s part of the place.

Unidentified Audience Member

Two questions. The first question, is it safe to assume that Mr. Maffei will be running the newco as President and CEO? And second question would be in regards to —

Greg Maffei  — Liberty Media Corporation - President, CEO

I will let him answer that.

Unidentified Audience Member

What is the strategic reason for keeping Liberty Starz and LCAPA together? Why not separate them?

John Malone  — Liberty Media Corporation - Chairman

Let me give — the first. Yes, the current plan is for essentially most of the management function of all the operating left within the separated entities to continue to be managed by the existing management. So, Greg would wear two hats and be CEO of both entities. Employment we haven’t decided yet whether it will be a services contract where the employees will work for one of the entities and provide services to the other.

That is probably the most likely outcome but from an officer point of view, Greg would be CEO of both companies. And ditto down the line with the key officer component at a parent public company level. I think that is the current thinking. It will look very much like Discovery Holdings looked like when we first spun.

And I think it will stay like that indefinitely until or unless there is a cluge of assets together most likely it would happen on the LINTA side if as and when everything sort of rolled into QVC. But I think that is speculative and a few years off at least. Because there are too many other businesses right now that have to be run that would be a distraction to the management team at QVC that really needs to keep their focus on their retail business which is very well run.

The second question was, why keep the two trackers — why not separate into three —?

Unidentified Audience Member

(Inaudible-microphone inaccessible)

John Malone  — Liberty Media Corporation - Chairman

Well, there is a number of reasons. Part of it is tax driven. Secondarily, we don’t believe quite yet we really know where we are taking Starz. We are waiting for Chris to fully come up the learning curve, to have a long-term plan for Starz. It’s better to wait on that one [before] we would think about splitting three ways.

Greg Maffei  — Liberty Media Corporation - President, CEO

There is assets that may be moved across — it’s much more efficient to move assets between the trackers — has no tax implications versus moving and I think as to John’s first point — than moving them when they are truly separated companies, for example, Starz media.

John Malone  — Liberty Media Corporation - Chairman

Once we’ve done this, of course, we don’t have any more issues with respect to debt. because these companies basically will be effectively debt free. That is, Liberty Capital and Liberty Starz will both have substantial cash and essentially no debt. So lots of flexibility, but our — there’re times to do things and times not to do things.

Tax plays a role here, as well as stage development of the thinking about does Starz fit with Liberty Capital? Does Live Nation fit with Starz? Does this pool of capital between the two companies better deployed — in combination as opposed to separately? So, I think that is kind of the thinking that we are engaging in right at the moment. Plus, I don’t think Greg wants to be the CEO of three companies.

Unidentified Audience Member

(Inaudible-microphone inaccessible) which one do you choose and why?

John Malone  — Liberty Media Corporation - Chairman

Well, that is very hypothetical. I really don’t — if it hasn’t been presented to me so — I think it really depends on where the meetings are going to be. Right at the moment, because Greg will be the CEO and I will probably be the Chairman of both, the meetings will all be — and the directors will all be have a very substantial overlap, it will be very convenient to have the meetings back to back and therefore it is pretty painless to be Chairman or a director of both as well as CEO.

Greg Maffei  — Liberty Media Corporation - President, CEO

I have a high level of confidence that John will be Chairman of both, probably a higher level of confidence that he had that I would be CEO of both.

Unidentified Audience Member

(Inaudible-microphone inaccessible)

John Malone  — Liberty Media Corporation - Chairman

I didn’t have a choice on DIRECTV. I got kicked out by the government, as a practical matter. The cost for DIRECTV to solve their problem any other way was multiples of the resolution we came to. And it was also clear that if I tried to stay on both sides of the fence we would run into more and more overlaps between LGI, DIRECTV and perhaps other entities that I was — I had a greater control position in. So I went with the ones that were more historic, and in which I had a personally a larger control position.

But I think it — at the end it worked out very well for Liberty shareholders to get the deal done even though we knew we were painting ourselves into a corner at the time we did the deal. We thought DIRECTV had a way out in the end it didn’t, and we had to solve it the way we did.

And as far as putting a hedge on — as soon as you give up control of a company — it represents a substantial part of your net worth, it is probably wise to buy some insurance, even though you don’t want to sell it because you believe in it. Having at one point been the largest shareholder of AT&T and not hedge the position I learned a pretty big lesson there.

Unidentified Audience Member

Just to expand on [Matt]’s question, a little bit about opportunities, specifically at LCAPA. You guys obviously made a great investment in Sirius last year, but the NAV discount there is still pretty massive. Where do you guys see opportunities to either shrink the discount, or create shareholder value from here?

John Malone  — Liberty Media Corporation - Chairman

You are saying on Capital or —?

Unidentified Audience Member

On Liberty Capital specifically yes.

John Malone  — Liberty Media Corporation - Chairman

Yes. No, we agree. We couldn’t agree more, and we are buying stock back. We have a stock buyback approved that we will probably file a 10b5 plan, so that when we go blackout we probably will continue to buy. Right at the moment we think that is our best marginal investment opportunity. I don’t think anybody in the Company argues that.

Greg Maffei  — Liberty Media Corporation - President, CEO

So, I am not going to either — argue with that. But we will look for other things. You balance between shrinking your equity because you think it’s attractive —

John Malone  — Liberty Media Corporation - Chairman

How is your wife, compared to what? I mean, you sort of always have to go kick the tires and see — and we constantly evaluate all of our investments to say are these buy/sell/hold kind of situations. And right at the moment — simply because Liberty Capital is so heavily illuminated, the assets are illuminated, they are monetizable.

It is much easier to sit here comfortably and say we are going in the right direction if we shrink the equity there rather than a business we have great faith in, but we won’t know for ten years whether that faith was justified or not. So, I think that is the reason why we are more comfortable with a more aggressive shrink there than in the other entities.

Unidentified Audience Member

In respect to Liberty Capital, if you go out five to ten years, do you still see it as this kind of quasi-opportunistic private equity fund or —?

John Malone  — Liberty Media Corporation - Chairman

Public-private (inaudible) I’d say.

Unidentified Audience Member

Correct. Or would you say in regards to Live Nation and Sirius you see something I guess just maybe what the —

John Malone  — Liberty Media Corporation - Chairman

You put them together and you give them to your shareholders like we did with DIRECTV. The real question is delivering ultimate value efficiently to your investors. We are investors that is what we want to do. So if keeping them in the fold makes sense, we will do that.

But it’s spinning them when they reach a certain stage of maturity or if it’s a certain tax advantage to it — as we’ve demonstrated over the years we are perfectly happy to shrink the Company and give the assets directly to the investors. Very much in the way venture capital firms work actually, if you think about it.

So I think the answer is yes. Private — we are going to operate like a private but public investment fund. And what we have to watch out for, of course, are all the rules. You can’t be an investment holding company — you’ve got those kind of things. But within that parameter, Greg’s number one job is to look for another Sirius.

Greg Maffei  — Liberty Media Corporation - President, CEO

That’s a problem because there is not likely to find another Sirius. But if I could — I think we will probably be opportunistic for a long time because we are going to have these odds and ends which really are — and a fair amount of cash which make us this weird kind of or different vehicle. (Inaudible) we run — one of the problems we have being a public private equity firm we have an inordinate disadvantage versus these private private equity firms and that they give the securities that they get to their limited partners incur no corporate level tax.

We have to think hard, structure hard, dance around to avoid that corporate level tax because it is a 40% drag on our profits relative to them. So while we enormous advantages, I think, in some ways about our willingness to be more of an operative one space, we think TMT where we focused, hopefully some good relationships, some good businesses to build on, we also run this kind of negative aspect where our structure is not perfect compared to those guys.

John Malone  — Liberty Media Corporation - Chairman

But in our willingness to use leverage. We look a lot like private equity.

Unidentified Speaker

(Inaudible-microphone inaccessible)

John Malone. We have permanent capital.

Greg Maffei  — Liberty Media Corporation - President, CEO

But increasingly, those guys are moving towards permanent capital too right? I mean Apollo, KKR are effectively public entities. So, that advantage has dissipated to a degree.

Greg Maffei  — Liberty Media Corporation - President, CEO

Well, I think the Live Nation business is a great long-term opportunity. Michael Rapino, Irving Azzof are two of the smartest guys in the music business with a great model around the ticket, around the opportunity to monetize — as the music business has changed a lot of additional ways that people got paid — albums. There is no such thing as an album anymore. Those have gone away. The tour, the events have been a huge part of the way people get paid and they are at the center of that and with lots of opportunity to add things on.

The merger created interesting opportunity but it also had some restrictions. It had — incurred some costs as they had not only merger things to clean up, but they had restrictions on what they were allowed to do and they were forced to sell certain things off that are going to impact early results.

So I think if you look at it, it is not a stock that is well covered by analysts and the few analysts that were out there had some very high estimates for 2010. Probably too high, I think the management team would say that as well. So, we look and like the long term opportunity.

We obviously were interested in buying more, but us being the floor in the stock is not particularly interesting where we didn’t get to buy much stock. And we thought when it got up around $16.00 it got ahead of itself — not there isn’t a great opportunity, but the current result didn’t merit that.

John Malone  — Liberty Media Corporation - Chairman

When we tendered at $12.00 we thought that was a full and fair value at that time as we perceived the business. When the stock ran way past that, we said maybe other people know something we don’t or have more tolerance for risk. Stock has now come back down into sort of the range that we thought it was viable.

We actually originally moved that asset — reassigned that asset from LINTA over to LCAPA so that we could be opportunistic if we thought putting capital in would make sense. I don’t think we have any particular decision at this point whether to increase our stake or not, but it is certainly something we will keep our eye on.

And as we get comfortable with the integration of the management teams and with the clean up of the balance sheet and so on, we may see the opportunity to increase our stake there. But I don’t think at this point we are — that is not number one on our radar screen. For Liberty Capital, buying its own stock back is a much more attractive return today at this price than chasing what we regard as a pretty fully valued investment.

Greg Maffei  — Liberty Media Corporation - President, CEO

And just to — as I mentioned, we saw businesses out there that are feeling the impact of the consumer being tapped. Live Nation has that aspect where concerts — it is a tougher business today than it probably was in 2008. Not that it won’t be a great business for the long-term, but it is one where the consumer has the opportunity he or she not to purchase or differ purchase or take a cheaper ticket or whatever. And they have also had some events like U2 — Bono’s back going out — that have hurt the US tour, so they are not going to see that as 2010 revenue. There are a bunch of short term factors that I think make — we’ll sit and watch.

All right, last question.

Unidentified Audience Member

(Inaudible-microphone inaccessible)

Greg Maffei  — Liberty Media Corporation - President, CEO

Not that I know of. I believe the only restriction we have is we can’t go over 35% without the approval —

John Malone  — Liberty Media Corporation - Chairman

Well, periodic blackouts because we do have directors on the Board.

Greg Maffei  — Liberty Media Corporation - President, CEO

I’m sorry, John is — I meant our relationship with the company is the only one we have. John is talking all purchases, where you have an —

John Malone  — Liberty Media Corporation - Chairman

We have an agreement as part of the merger that the company would not interfere with us in any way up to 35% ownership. If we want to go north of that, there is no understanding. They may or may not choose to block us if we wanted to go into control, for instance. That we have a clear right to go to 35% with the support of the board.

Additional Information

Nothing in the transcript shall constitute a solicitation to buy or an offer to sell shares of the entity to be split-off from Liberty or any of the Liberty tracking stocks described in the transcript.  The offer and sale of such shares in the proposed split-off will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because it will contain important information about the transaction.  A copy of the registration statement and the proxy statement/prospectus, once filed, will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split-off. Information regarding Liberty’s (and, if formed, the new company’s) directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.